

05041827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30534

SEC Mail Processing RECEIVED AUG 26 2005 WASH. DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2004 (MM/DD/YY) AND ENDING JUNE 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. Duncan Securities Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 NORTH UNIVERSITY, SUITE 101
(No. and Street)

LITTLE ROCK (City) ARKANSAS (State) 72205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT RANDOLPH 501-280-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. SCHICHTL II, P.A.
(Name – *if individual, state last, first, middle name*)

817 PARKWAY; (Address) CONWAY (City) AR (State) 72034 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDALL M. DUNCAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. DUNCAN SECURITIES, INC., as of JUNE 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title


ROY F. SCHICHTL
Faulkner County
My Commission Expires
June 26, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANT
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 **FAX 501-336-8771**

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS
R.M. DUNCAN SECURITIES, INC.
LITTLE ROCK, ARKANSAS

WE HAVE AUDITED THE ACCOMPANYING STATEMENT OF FINANCIAL CONDITION OF R.M. DUNCAN SECURITIES, INC. AS OF JUNE 30, 2005. THE STATEMENT OF FINANCIAL CONDITION IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THE STATEMENT OF FINANCIAL CONDITION BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT OF THE STATEMENT OF FINANCIAL CONDITION PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE STATEMENT OF FINANCIAL CONDITION REFERRED TO ABOVE PRESENTS FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF R.M. DUNCAN SECURITIES, INC. AT JUNE 30, 2005, IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

Robert G. Schichtl II, PA
CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
AUGUST 18, 2005

R.M. DUNCAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

CASH	$ 161,925
RECEIVABLES - EMPLOYEE	3,000
- BROKER	34,457
SECURITIES OWNED - MARKETABLE AT MARKET VALUE	46,067
CLEARING DEPOSIT	30,891
FURNITURE AND FIXTURES, AT COST LESS ACCUMULATED DEPRECIATION OF $11,945	3,732
TOTAL ASSETS	$ 280,072

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
ACCRUED SALARIES	$ 38,348
PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE	44,632
TOTAL LIABILITIES	82,980
STOCKHOLDERS' EQUITY	
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING	6,000
ADDITIONAL PAID - IN CAPITAL	80,876
RETAINED EARNINGS	110,216
TOTAL STOCKHOLDERS' EQUITY	197,092
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 280,072

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

R.M. DUNCAN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - R.M. DUNCAN SECURITIES, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY'S ACTIVITIES INCLUDE DIRECT PARTICIPATION PROGRAMS, RETAILING OF CORPORATE SECURITIES OVER-THE-COUNTER, BROKERING OF U.S. GOVERNMENT SECURITIES, SOLICITING OF INSTITUTIONS AND RETAIL CLIENTS, AND WRITING OF PUTS AND CALLS AS A BROKER. THE COMPANY'S SECURITIES TRANSACTIONS ARE EXECUTED AND CUSTOMER ACCOUNTS ARE CARRIED ON A FULLY DISCLOSED BASIS WITH SOUTHWEST SECURITIES INCORPORATED.

b. CASH AND CASH EQUIVALENTS - THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - PROPRIETARY SECURITIES TRANSACTIONS IN REGULAR WAY TRADES ARE RECORDED ON THE TRADE DATE, AS IF THEY HAD SETTLED. PROFIT AND LOSS ARISING FROM ALL SECURITIES TRANSACTIONS ENTERED INTO FOR THE ACCOUNT AND RISK OF THE COMPANY ARE RECORDED ON A TRADE DATE BASIS. CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

MARKETABLE SECURITIES ARE VALUED AT MARKET VALUE, AND SECURITIES NOT READILY MARKETABLE ARE VALUED AT FAIR VALUE AS DETERMINED BY MANAGEMENT.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.

e. INCOME TAXES - THE CORPORATION HAS ELECTED TO HAVE ITS INCOME TAXED TO ITS SHAREHOLDERS UNDER THE FEDERAL AND STATE S-CORPORATION PROVISIONS.

f. ACCOUNTS RECEIVABLE - UNCOLLECTABLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTABLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS PLACED A $30,000 CLEARING DEPOSIT WITH SOUTHWEST SECURITIES INCORPORATED WHICH IS FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNT.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

(CONTINUED)

R.M. DUNCAN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i. CONCENTRATIONS OF CREDIT RISK - FINANCIAL INSTRUMENTS THAT POTENTIALLY EXPOSE THE ORGANIZATION TO CONCENTRATIONS OF CREDIT RISK ARE CASH EQUIVALENTS. CASH EQUIVALENTS ARE MAINTAINED AT HIGH-QUALITY FINANCIAL INSTITUTIONS AND CREDIT EXPOSURE IS LIMITED TO ANY ONE INSTITUTION. THE ORGANIZATION HAS NOT EXPERIENCED ANY LOSSES ON ITS CASH EQUIVALENTS.

2. RECEIVABLES FROM AND PAYABLES TO BROKER

THE BALANCES SHOWN AS RECEIVABLES FROM AND PAYABLES TO BROKER REPRESENT AMOUNTS DUE IN CONNECTION WITH NORMAL TRADING TRANSACTIONS EXECUTED FOR CUSTOMERS OF THE COMPANY. THE COMPANY MONITORS THE CREDIT STANDING OF EACH BROKER/DEALER AND CUSTOMER WITH WHOM IT CONDUCTS BUSINESS.

3. SECURITIES OWNED

MARKETABLE SECURITIES OWNED, CONSIST OF TRADING AND INVESTMENT SECURITIES AT MARKET VALUES, AS FOLLOWS:

STATE AND MUNICIPAL OBLIGATIONS	$ 46,067

4. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $100,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT JUNE 30, 2005 WAS $186,244 AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .21 TO 1.

5. RELATED PARTY TRANSACTIONS

THE PRESIDENT OF R.M. DUNCAN SECURITIES, INC. SERVES AS PRESIDENT OF A CORPORATION CALLED THE EMINENCE MANAGEMENT CORPORATION. THE COMPANY EARNED GROSS COMMISSIONS OF $4,763 FOR THE YEAR ENDED JUNE 30, 2005, ON TRADES EXECUTED FOR THIS CORPORATION. ALSO, DURING 2005 THE COMPANY RENTED OFFICE SPACE FROM THIS CORPORATION FOR $18,729.

THE COMPANY RECEIVES VARIOUS CONSULTING SERVICES FROM R.M.D. HOLDINGS, INC., AN AFFILIATED CORPORATION. THE COMPANY PAID $44,202 FOR THESE SERVICES.

THE COMPANY EARNED GROSS COMMISSIONS OF $1,420 ON TRADES EXECUTED FOR RELATIVES OF OFFICERS OF THE CORPORATION.

R.M. DUNCAN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

6. COMMITMENTS

THE TOTAL RENT EXPENSE FOR THE YEAR ENDED JUNE 30, 2005 WAS $18,729. THE RENTAL AGREEMENT RUNS FROM YEAR TO YEAR EXPIRING IN MAY.

THE FOLLOWING IS A SCHEDULE OF FUTURE MINIMUM RENTAL PAYMENTS UNDER NON CANCELABLE OPERATING LEASES AS OF JUNE 30, 2005:

JUNE 30, 2006	$ 15,848
	$ 15,848